

February 26, 2013

Via E-mail

Cezar M. Froelich, Esq.
Shefsky & Froelich Ltd.
111 East Wacker Drive, Suite 2800
Chicago, IL 60601

> **Re: NTS Realty Holdings Limited Partnership**
> **Schedule 13E-3**
> **Filed February 4, 2013**
> **File No. 5-86291**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed February 4, 2013**
> **File No. 1-32389**

Dear Mr. Froelich:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

Schedule 13E-3

1. Please advise us as to what consideration was given to whether Brickwood LLC and ORIG LLC are affiliates engaged in the going private transaction and, accordingly, should be filing persons on the Schedule 13E-3. Alternatively, please revise the Schedule 13E-3 to include these parties as filing persons. For help in making this determination, please review Question and Answer 201.05 in the Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 section of the Division's Compliance and Disclosure Interpretations, publicly available at our website at www.sec.gov.

2. We note the disclosure under Item 3 of the Schedule 13E-3. Please note that as a "shell document," the Schedule 13E-3 must incorporate by reference the information contained in the proxy statement in answer to the items of Schedule 13E-3. Refer to General Instruction G of Schedule 13E-3. Please revise so that the information disclosed under the items of the Schedule 13E-3 appears in the proxy statement and are incorporated by reference in the Schedule 13E-3.

3. We note that you have filed the preliminary proxy statement as Exhibit (a)(1) to the Schedule 13E-3. Please note that you may incorporate the proxy statement as an exhibit to the Schedule 13E-3. Refer to General Instruction F of Schedule 13E-3.

4. Each presentation, discussion, or report held with or presented by an outside party that is materially related to the Rule 13e-3 transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. This requirement applies to both preliminary and final reports. Revise to summarize in the proxy statement any and all presentations made by Centerboard during the evaluation of the transaction and file any written materials, such as any board books, as exhibits to the Schedule 13E-3 pursuant to Item 9 of Schedule 13E-3 and Item 1016(c) of Regulation M-A that have not already been filed as exhibits. Among other items, the written materials required to be filed could include analyses, talking papers, drafts, summaries or outlines. In this regard, we note the preliminary analysis by Centerboard discussed on November 27, 2012, the "reports prepared by an independent real estate advisory firm in 2005 and 2009," "internal documents" provided by the Managing GP and "a memorandum dated November 11, 2012," and "a letter dated December 27, 2012" have not been filed as exhibits to the Schedule 13E-3 and summarized in the proxy statement. Refer to <u>Meyers Parking</u>, Rel. 34-26069 (Sep. 12, 1980) and <u>Charles Ephraim</u> (Sep. 30, 1987).

5. Refer to Exhibit 99(c)(1) and page 4 of the opinion in Annex B. Please remove the statement in the fourth paragraph that states that the opinion is "furnished solely for the use and benefit of the Special Committee," as inconsistent with the disclosure relating to the opinion. Alternatively, disclose the basis for Centerboard's belief that security holders cannot rely upon the opinion to support any claims against Centerboard arising under applicable state law (e.g., the inclusion of an express disclaimer in your engagement letter with Centerboard). Describe any applicable state-law authority regarding the availability of such potential defense. In the absence of such authority, disclose that the availability of such defense will have no effect on the rights and responsibilities of the board of directors under applicable state law. Further disclose that the availability of such state-law defense to Centerboard would have no effect on the rights and responsibilities of either Centerboard or your board of directors under the federal securities laws. Please similarly revise the reference to "exclusively" in the first sentence of the disclaimer in Exhibit 99(c)(3) .

Proxy Statement

General

6. Please append the Form 10-K and the recent quarterly reports to the proxy statement since the issuer does not appear to be eligible to incorporate by reference. Refer to Item 14(e) and Instruction 2(b) to Item 14 of Schedule 14A.

7. We note that throughout the proxy statement you describe the filing persons' fairness determination for the "public unitholders" which you define as the "limited partners other than the Nichols and Lavin Limited Partners." Please revise to disclose whether the filing persons believe the merger is fair to the unaffiliated unitholders of the issuer. Refer to Item 1014 (a) of Regulation M-A.

Summary Term Sheet, page ii

Interests of Certain Persons in the Merger, page ii

8. Please revise to describe the continuing management role of Mr. Nichols and Mr. Lavin and any other directors or executive officers after the merger. Please also revise to clarify the treatment of the phantom units owned by Mr. Lavin. In addition, please discuss the availability of net operating loss carry forwards and any tax benefits to the filing persons.

Special Factors, page 1

9. Please revise to specify each alternative considered by each filing person, including remaining a public company, and describe the reasons for rejecting each alternative. Refer to Item 013(b) of Regulation M-A.

10. Please revise to disclose the projections or forecasts considered by Centerboard, including any assumptions and limitations.

Recommendation of the Special Committee and Board of Directors, page 11

The Board of Directors, page 16

11. We note that board adopts the factors considered by the Special Committee. Please revise to further explain why book value was not considered to be a material factor. In addition, we note that the Special Committee considered the analyses utilized by Centerboard to be the appropriate methodology to determine going concern value. Please revise to state whether the board adopts the financial advisor's analysis. Refer to Q&A 20 in the Interpretive Release Relating to Going Private Transactions under Rule 13e-3, SEC Release 34-17719 (April 13, 1981).

Opinion of Financial Advisor to the Special Committee, page 17

12. Please disclose whether Centerboard has consented to the inclusion of its reports and the
summary of the reports in the proxy materials and in the Schedule 13E-3.

Selected Public Companies Analysis, page 20

13. Please revise to further describe the method of arriving at the per unit value range of
$6.00-9.75. Please revise to provide additional disclosure about the underlying data of
the selected companies that were used in the analysis and the underlying data for NTS.
Please disclose the rates or multiples that were used and the reasons for using those
particular rates or multiples.

Net Asset Value Analysis, page 21

14. Please revise to further describe the method of arriving at the implied per unit reference
range and include more detail about the estimated values used in the analysis.

Discounted Cash Flow Analysis, page 22

15. Please revise to further describe the method of arriving at the implied equity value per
unit. Please revise to include additional disclosure about the underlying data, rates and
ranges used, and disclose the projections used in the discounted cash flow analysis.

Position of the 13E-3 Filing Persons as to the Fairness of the Merger, page 23

16. Generally, the factors outlined in Instruction 2 to Item 1014 are considered relevant in
assessing the fairness of the consideration to be received in a going private transaction.
To the extent any of the listed factors was not deemed relevant in the context of this
transaction, or was given little weight, this in itself may be an important part of the
decision-making process that should be explained for security holders. In this regard, it
does not appear that you have fully addressed the going concern value.

Effects of the Merger, page 26

17. Please revise to describe and quantify the benefits and detriments to the issuer and its
affiliates. Refer to Instruction 2 to Item 1013 of Regulation M-A.

18. Please revise to discuss the loss of the rights and protections that the federal securities
laws provide to security holders, the substantive disclosure requirements that the federal
securities laws, including the Sarbanes-Oxley Act require of public companies, and the

reporting obligations for directors, officers and principal security holders of public companies.

Material United States Federal Income Tax Consequences, page 29

19. Please revise to describe the tax consequences to the issuer, its affiliates, and the filing persons. Refer to Item 1013(d) of Regulation M-A.

Certain Litigation, page 35

20. Please revise to describe the facts alleged in the Delaware proceedings referenced in your recent Forms 8-K filed on February 13 and 15, 2013. Also provide us with copies of the pleadings, including complaints and answers, related to the lawsuits discussed in this section and for any lawsuits filed subsequent to the filing of your preliminary proxy statement.

Unit Market Price and Distribution Information, page 59

21. Please revise to update this information to include 2013 information. Similarly, please update the beneficial ownership table.

Certain Purchases and Sales of Units, page 62

22. Please revise to include information for the quarter ended 12/31/10 and for 2013.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Peggy Kim

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions